Exhibit 99.4

ENERFLEX LTD.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of shareholders of Enerflex Ltd. (Company) held on May 7, 2024 (the Meeting). The total number of common shares represented by shareholders present in person and by proxy at the Meeting was 94,073,407 common shares, representing 75.9% of the Company’s outstanding common shares. Ballots were conducted on each matter.

	Description of Matter	Outcome	Votes For	Votes Against
1.	Each of the following ten nominees was elected to serve as a director of the Corporation:
	Fernando R. Assing	Passed	77,625,392 (91.3%)	7,416,506 (8.7%)
	Joanne Cox	Passed	73,577,708 (86.5%)	11,464,190 (13.5%)
	W. Byron Dunn	Passed	57,993,004 (68.2%)	27,048,894 (31.8%)
	James Gouin	Passed	76,193,514 (89.6%)	8,848,384 (10.4%)
	Mona Hale	Passed	71,755,095 (84.4%)	13,286,803 (15.6%)
	Kevin J. Reinhart	Passed	59,399,215 (69.9%)	25,642,683 (30.1%)
	Marc Rossiter	Passed	70,443,119 (82.8%)	14,598,779 (17.2%)
	Thomas B. Tyree, Jr.	Passed	84,117,824 (98.9%)	924,074 (1.1%)
	Juan Carlos Villegas	Passed	72,735,778 (85.5%)	12,306,120 (14.5%)
	Michael A. Weill	Passed	67,978,892 (79.9%)	17,063,006 (20.1%)
			Votes For	Votes Withheld
2.	Ernst & Young LLP, Chartered Accountants, were reappointed as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors of the Corporation.	Passed	93,508,053 (99.5%)	480,939 (0.5%)
			Votes For	Votes Against
3.	An advisory resolution was passed to accept the Company’s approach to executive compensation.	Defeated	27,055,439 (31.8%)	57,986,460 (68.2%)